Exhibit 99.4
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended June 30,		Years Ended December 31,
(Amounts in millions of euros)	2009	2008	2008	2007	2006	2005(a)	2004(a)
	(unaudited)		(unaudited)
Net income	4,459	8,334	10,590	13,181	11,773	12,734	11,572
Income tax expenses	3,779	9,148	14,146	13,575	13,720	11,806	8,603
Minority interest	88	244	363	354	367	370	275
Equity in income of affiliates (in excess of)/ less than dividends received	2	(198)	(311)	(821)	(952)	(596)	(583)
Interest expensed	250	352	779	1,547	1,588	1,211	747
Estimate of the interest within rental expense	72	71	142	128	91	68	54
Amortization of capitalized interest	63	54	115	108	100	100	100

Total	8,713	18,005	25,824	28,072	26,687	25,693	20,768

Interest expensed	250	352	779	1,547	1,588	1,211	747
Capitalized interest	87	157	317	321	237	101	34
Estimate of the interest within rental expense	72	71	142	128	91	68	54
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	1	6

Fixed charges	409	580	1,238	1,996	1,916	1,381	841

Ratio of Earnings to fixed charges	21.30	31.04	20.86	14.06	13.93	18.60	24.69

(a)	2004 and 2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).